I.    General Identifying Information

      1.    Reason fund is applying to deregister:
            [x]   Merger

            [  ]  Liquidation

            [  ]  Abandonment of Registration  (Note:  Abandonments of
                  Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the
                  form.)

            [  ]  Election of status as a Business Development Company
                  (Note:  Business Development Companies answer only
                  questions 1 through 10 of this form and complete
                  verification at the end of the form.)

      2.    Name of fund:
            THE BERWYN FUND, INC.

      3.    Securities and Exchange Commission File No.:
            811-3890

      4.    Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
            [  ]  Initial Application     [x]   Amendment

      5.    Address of Principal Executive Office:
            1189 Lancaster Avenue, Berwyn, PA  19312

      6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
            Kevin M. Ryan  1189 Lancaster Avenue, Berwyn, PA  19312  (610)
            296-7222, Extension 30.

      7.    Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 for the periods specified in those rules:
            Same as above.

            Note:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

      8.    Classification of fund (check only one):
            [x]   Management company;
            [  ]  Unit investment trust; or
            [  ]  Face-amount certificate company.

      9.    Subclassification if the fund is a management company:
            [x]   Open-end          [  ]  Closed-end

      10.   State law under which the fund was organized or formed:
            Pennsylvania

      11.   Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
            The Killen Group, Inc., 1189 Lancaster Avenue, Berwyn, PA  19312

      12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            The Fund did not have a contract providing for any person to serve generally as a principal underwriter for the Fund.  Berwyn
            Financial Services Corp. ("BFS"), a broker-dealer registered with the SEC and a member of the NASD, served as distributor of the
            Fund's shares, pursuant to a selling agreement which became effective on July 25, 1994 (the "Selling Agreement").  Under the
            Selling Agreement, BFS served as the non- exclusive agent in certain jurisdictions for the Fund's continuous offering of shares.  Shares of the Fund were offered to the public at net asset value, without the imposition of a sales load.  The
            jurisdictions in which BFS served as the distributor were
            Arizona, Arkansas, Florida, Maryland, North Dakota, Nebraska,
            Texas, Vermont and West Virginia.

            Address:    Berwyn Financial Services Corp.
                        1189 Lancaster Avenue
                        Berwyn, PA 19312

      13.   If the fund is a unit investment trust ("UIT") provide:
            (a)   Depositor's name(s) and address(es):
            (b)   Trustee's name(s) and address(es):

      14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund?
            [  ]  Yes   [x]  No

      15.   (a)   Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
                  [x] Yes     [  ]  No

                  If Yes, state the date on which the board vote took place:
                  January 21, 1999

            (b)   Did the fund obtain approval from the shareholders
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
                  [x]  Yes    [  ]  No

                  If Yes, state the date on which the shareholder vote took
                  place:
                  March 26, 1999

                  If No, explain:

II.   Distributions to Shareholders

      16.   Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
            [x]  Yes    [  ]  No

            (a)   If Yes, list the date(s) on which the fund made those
            distributions:
                  May 3, 1999

            (b)   Were the distributions made on the basis of net assets?
                  [x]  Yes    [  ]  No

            (c)   Were the distributions made pro rata based on share
                  ownership?
                  [x]  Yes    [  ]  No

            (d)   If No to (b) or (c) above, describe the method of
                  distributions to shareholders.  For Mergers, provide the
                  exchange ratio(s) used and explain how it was calculated:

            (e)   Liquidations only:
                  Where any distributions to shareholders made in kind:
                  [  ]  Yes   [  ]  No

                  If Yes, indicate the percentage of fund shares owned by
                  affiliates, or any other affiliation of shareholders:

      17.   Closed-end funds only:
            Has the fund issued senior securities:
            [  ]  Yes   [  ]  No

            If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders;

      18.   Has the fund distributed all of its assets to the fund's
            shareholders?
            [x]  Yes    [  ]  No

      To accomplish the Reorganization of the fund into a series of a new
      Delaware business trust (the "New Series"), the Plan of Reorganization
      (the "Plan") provided that the fund would transfer all of its assets and liabilities to the New Series.  The New Fund established an account for each shareholder of the fund and credited to that account the exact number of full and fractional shares of the New Series that such shareholder previously held in the Fund on the effective date of the
      Reorganization.  Each shareholder retained the right to any declared but undistributed dividends or other distributions payable on the shares of the Fund that he or she owned as of the effective date of the
      Reorganization.  On the date of the Reorganization, the net asset value per share of the Fund will be the same as the net asset value per share of the New Series.  The New Series assumed all liabilities and obligations of the Fund.  As soon as practicable after the effective date of the Reorganization, the Fund was dissolved and its existence terminated.

      On the effective date of the Reorganization, each certificate representing shares of the fund represented an identical number of shares of the New Series.  Shareholders exchanged their certificates of the fund for certificates of the New Series of the New Fund.

            If No,
            (a)   How many shareholders does the fund have as of the date
                  this form is filed?

            (b)   Describe the relationship of each remaining shareholder to the fund:

      19.   Are there any shareholders who have not yet received
            distributions in complete liquidation of their interests?
            [  ]  Yes   [x]  No

            If Yes, describe briefly the plans for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

      20.   Does the fund have any assets as of the date this form is filed:
            [  ]  Yes   [x]  No

            If Yes,
            (a)   Describe the type and amount of each asset retained by the fund as of the date this form is filed:

            (b)   Why has the fund retained the remaining assets?

            (c)   Will the remaining assets be invested in securities?
                  [  ]  Yes   [  ]  No

      21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
            [  ]  Yes   [x]  No

            If Yes,
            (a)   Describe the type and amount of each debt or other
                  liability:

            (b)   How does the fund intend to pay these outstanding debts or other liabilities?

IV.   Information About Event(s) Leading to Request for Deregistration

      22.   (a)   List the expense incurred in connection with the Merger or
                  Liquidation:

                  (i)   Legal expenses:  $75,000.00
                  (ii)  Accounting expenses:
                  (iii) Other expenses:
                  (iv)  Total expenses (sum of lines (i)-(iii) above):
                        $75,000.00

            (b)   How were those expenses allocated?
                  On the basis of the net assets of the two merged funds
                  prior to the merger.

            (c)   Who paid those expenses?
                  The two portfolio series of the Trust that resulted from
                  the merger.

            (d)   How did the fund pay for unamortized expenses (if any)?
                  There were no unamortized expense.

      23.   Has the fund previously filed an application for an order of the
            Commission regarding the Merger or Liquidation?
            [  ]  Yes   [x]  No

            If Yes, cite the release numbers of the Commissions' notice and order or, if no notice or order has been issued, the file number and date the application was filed.

V.    Conclusion of Fund Business

      24.   Is the fund a party to any litigation or administrative
            proceeding?
            [  ]  Yes   [x]  No

      25.   Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
            [  ]  Yes   [x] No

            If Yes, describe the nature and extent of those activities:

      26.   (a)   State the name of the fund surviving the Merger:
                  The Berwyn Funds

            (b)   State the Investment Company Act file number of the fund
                  surviving the Merger:
                  811-4963

            (c)   If the merger or reorganization agreement has been filed
                  with the Commission, state the file number(s), form type
                  used and date the agreement was filed:
                  Agreement & Plan of Reorganization filed under File Nos.
                  2-888605 and 811-3890 with Schedule 14A preliminary proxy
                  statement on 2/12/99.

            (d)   If the merger or reorganization agreement has not been
                  filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                 VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of
1940 on behalf of THE BERWYN FUND, INC., (ii) he is the SECRETARY of THE
BERWYN FUND, INC., and (III) all actions by shareholders, directors, and any other bond necessary to authorize the undersigned to execute and file this
Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                    /s/ Kevin M. Ryan
                                    Kevin M. Ryan